Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Revises Guidance for Third Quarter Fiscal 2008

OTTAWA, CANADA, November 20, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued revised guidance for its Fiscal 2008 third quarter ending December 28th, 2007.

      On October 24, 2007 Zarlink had projected third quarter revenues of between US$55 million and US$58 million and a net loss of US$0.08 and US$0.10 per share. The Company now expects Fiscal 2008 third quarter revenue will be between US$48 million and US$51 million. The revised guidance is the result of a broader than anticipated softening of the telecommunication market.

      Zarlink had anticipated seasonal softness in the residential cable gateway market. At the time, Zarlink expected that normal turns business would partially offset the seasonal softness. However, this seasonal softness is both broader and deeper than expected, and slowing deployment of new wireless and next-generation wireline equipment is impacting the ramp of Zarlink's new telecommunications products.

      Based on the revised revenue guidance, Zarlink now expects a net loss of US$0.13 to US$0.15 per share in the third quarter. This earnings forecast includes approximately US$0.02 per share of non-cash foreign exchange loss on Zarlink's Canadian dollar denominated debenture, based on an assumed exchange rate of CDN$1.00 to US$1.03.

      "We are confident that we are making the right technology choices as we rebuild Zarlink, and our key customers are continuing to invest in programs that require our next-generation networking products," said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. "Presently, our revenue is impacted by seasonal softness, compounded by inventory concerns in our sales channels and the supply chains of our major customers. However, we do not believe that these inventory levels will lead to a prolonged downturn for our telecommunications products."

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About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate Legerity and any businesses acquired in the future; our reliance on key personnel; any potential undisclosed liabilities associated with the Legerity acquisition; the potential adverse effect on critical reference design partners who may object to the Legerity acquisition; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com